United States Securities and Exchange Commission Washington, D.C. 20549-7010	02/25/10
Re: Butler National Corporation Form 10-K for year end April 30, 2009 File July 17, 2009 File No. 0-01678

SEC comment letter dated 02/22/2010
Dear Ms. Singleton:
Form 10-K (Fiscal Year Ended April 30, 2009

In response to Item 1.
We will expand our comments to include an explanation of significant changes in operating profits or losses as it relates to "Corporate/Professional Services". Below is an example of the comment for the change in operating profits.

The significant increase in operating profits from 2008 to 2009 was related to the completion of Construction projects. We are no longer Building Homes in Junction City, KS and are in turn focusing on the Architectural and Management service's as it is a more reliable profit center. We still have an inventory of completed homes for sale but expect to have this significantly reduced by April 30, 2010.

We will report "Consolidated Net Income" on after tax basis.

In response to Item 2.
We will include the reference to business segment rather than locations in the "Analysis and Discussion of Cash Flow". We will include a reconciliation of the inventory obsolescence in Schedule II of our future 10-K filings.

Form 10-Q (Quarters Ended July 31, 2009 and October 31, 2009)

In response to Item 3.
We mistook your comments to mean you intended us to increase our revenues and costs of sales. We will add a line item just below "Selling, General and Administrative Expenses" "Gain on sales of land" then "Operating Income". As a result of this clarification we will have no change on the Statement of Cash flows and incorporate this change in future filings.

In response to Item 4. We will disclose the operating profit of $496,400 "Gain on sales of land".

Gaming: Revenue from Gaming for the three months ended July 31, 2009 was $701,480 compared to $400,089 for the three months ended July 31, 2008. Operating profit from management service related to gaming decreased $150,083 from $254,393 for the three months ended July 31, 2008, to $104,310 for the three months ended July 31, 2009.

Operating profits on the "Gain on sales of Land contributed of $496,433 and can be attributed to the sales of 104 acres of property developed for a casino in Dodge City, Kansas.

In response to Item 5.
We will provide prior comment 9 in future quarterly 10-Q filings.

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

In connection with responding to the SEC comments Butler National acknowledges that:
    Butler National Corporation is responsible for the adequacy and accuracy of the disclosure in all filings;
    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filing; and
    Butler National Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely, /S/Angela Shinabargar Angela Shinabargar CFO